Semiconductor Manufacturing International Corporation

(incorporated in the Cayman Islands with limited liability)

18 Zhang Jiang Rd., Pudong New Area, Shanghai 201203, China

Tel: 86-21-5080-2000    Fax: 86-21-5080-3070

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

March 26, 2007

Mr. Martin F. James

    Senior Assistant Chief Accountant

Mr. Kevin L. Vaughn

    Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2005 Filed on June 29, 2006, File No. 1-31994

Dear Messrs. James and Vaughn:

As requested by the Staff in the conference call on March 16, 2007, Semiconductor Manufacturing International Corporation (the “Company”) has set forth below the additional information requested by the Staff in connection with the Staff’s comments to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Commission on June 29, 2006 (the “Form 20-F”). The Company is requesting confidential treatment of the contents of this letter pursuant to Rule 83 under the Freedom of Information Act.

Our responses to the Staff’s requests for additional information (which have been typed herein in bold for your ease of reference) are as follows:

Note 25. Litigation, page F-46

1.	Describe in greater detail how the royalty rate used in valuing the intangible assets was developed. State why the relief from royalty rate of 4% is appropriate. Specifically, discuss the comparability of the cross-license arrangement with TSMC compared with those covered in the valuation report.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

The Company respectfully advises the staff that the selected royalty rate was based on the review of median and mean royalty rates for the following four categories of licensing arrangements:

1.	Existing third-party license agreements with SMIC;

2.	The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology;

3.	The analysis of comparable industry royalty rates related to semiconductor fabrication;

4.	The analysis of the Company’s margins and the rule of thumb.

Existing third-party license agreements with SMIC

To determine the appropriate royalty rate, the Company and the accredited appraisers first analyzed the existing third-party license agreements with SMIC that included both the out license agreements (royalties paid to SMIC) and the in license agreements (royalties paid by SMIC).

Generally, out license agreements are more appropriate to analyze as the Company’s product (as a whole) is licensed out to a third party. However, SMIC is not in the business of licensing its technologies for royalty income. [***]

The inbound agreements reflect the royalty rates paid to third party vendors for the various components of the Company’s products. For example, ABC Company manufactures Product A and licenses certain technologies related to various components of Product A from third party vendors paying 2% royalty rates for each technology. However, in addition to these licensed technologies, ABC Company develops its own technology and adds its own intellectual capital and know-how to design and manufacture Product A. If XYZ Company to license Product A from ABC Company, XYZ Company would pay a higher royalty rate than 2% paid by ABC Company for some of the technologies used in manufacturing Product A. [***]

The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology

As a second step of the analysis, the license agreements related to semiconductor chip/IC related technology in the Company’s SIC code that were believed to most accurately relate to the nature of the cross license with TSMC were analyzed. The analysis involved reviewing the descriptions of various license agreements in the Company’s industry and selecting those that are most closely related to the nature of the Company’s products. Based on the analysis of the available industry royalty agreements, [***]. These agreements covered both the patents and the trade secrets and know-how.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

The analysis of comparable industry royalty rates related to semiconductor fabrication

A similar analysis was performed to analyze the industry royalty rates related to semiconductor fabrication. While the analysis described in the prior section focused mainly on licensing agreements that relate to IC technology, analysis of semiconductor fabrication focused on licensing arrangements specifically related to IC manufacturing process technologies. The royalty rate agreements related to both IC technology and semiconductor fabrication were equally important in the cross license arrangement with TSMC.

As part of this step, the license agreements related to semiconductor fabrication in the Company’s SIC code were analyzed. The analysis involved reviewing the descriptions of various license agreements in the Company’s industry and selecting those that are most closely related to the nature of the Company’s products. Based on the analysis of the available industry royalty agreements, [***]. These agreements covered both the patents and the trade secrets and know-how.

The analysis of the Company’s margins and the rule of thumb

The margin analysis is a rule of thumb approach commonly accepted in industry that translates the margin of the company into a royalty rate a typical licensee would pay to license the company’s intellectual property. Thus, as a final step of the analysis, [***]

Based on all the above, it was determined that the overall royalty rate of 4.0% for the cross license arrangement with TSMC was reasonable.

2.	Provide additional information related to the revenue projection. Specifically, describe

•	Were the historical rates of growth from 2002 – 2004 of the Company taken into consideration of the revenue projection?

•	the assumptions underlying the revenue projection on which the valuation was based.

The Company advises the Staff that the historical rates of growth from 2002 to 2004 were not a main factor considered in the revenue projection because such growth rate was not considered representative of the Company’s future growth due to the following factors:

1)	commencement of mass production in 2002

2)	rapid ramp-up of production capacity during the start-up phase

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

3)	additional capital injection from a successful IPO in 2004

In light of the aforementioned considerations, additional factors were considered in projecting future revenue. The Company acknowledges that the revenue projection assumed [***]. The assumed increases in revenue were based on the following assumptions [***]:

The [***] used in the projection was based on the assessment of SMIC’s long-term competitive advantage of being the predominant foundry based in China. SMIC was well positioned to gain market share due to factors such as the emergence of China as the global electronics manufacturing base, [***], as well as its unique ability to serve the burgeoning Chinese domestic fabless semiconductor industry, which was expected to gain critical mass over the following 5 to 10 years.

Finally, the Company and its accredited appraisers performed an analysis of the projected revenues by comparing management projections and analyst estimates. [***]

3.	State whether it is necessary to impute interest toward the allocation of pre-settlement amount.

The Company advises the Staff that the Prime Rate of 5.25% as of January 28, 2005 was included in the calculation of the pre-settlement amount in order to account for the time value of money.

4.	State whether it is necessary to allocate a portion of the settlement amount to the settlement of the claim with TSMC relating to the alleged misappropriation of trade secrets in the pre-settlement period.

The Company believes that within the constructs of the U.S. accounting literature, there are no authoritative pronouncements that specifically address the allocation of a legal settlement to its identified components. The Company has estimated the fair value of the post-settlement patent license portfolio utilizing the valuation techniques discussed herein and in prior responses submitted to the Staff. The Company believes that pre-settlement allegations of misappropriation related to the patent license portfolio and trade secrets had value. In valuing the pre-settlement allegations, the Company analogized to EITF 04-1, paragraph 7, which states that “the Task Force also observed that the effective settlement of a lawsuit in a business combination should be measured at fair value.”

Based on this guidance, the Company considered alternative views on determining the best estimate of fair value that should be allocated to the pre-settlement allegations. These alternatives are further discussed below.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

1. Pre-Settlement Contingencies Considered Separate Elements:

The Company acknowledges that in its initial accounting for the Settlement Agreement, the Company had calculated a value associated with the covenant not to sue (“TSMC Covenant”). [***] The methodology utilized in computing the value of such trade secrets was consistent with the approach taken to value the patent license portfolio and was incorporated in our response to the Staff in our letter dated December 15, 2006.

Under this approach, the Company believes that the most appropriate means of allocating the value of the various components of the arrangement – which include the pre-settlement trade secret misappropriation allegations, pre-settlement patent license portfolio misappropriation allegations and post-settlement patent license portfolio – is relative fair value. The result would be as follows:

[***]

[***] The Company notes that the percentage impact on net (loss) income on the 2004 and 2005 financial statements would be considered immaterial (2004 for the same reasons indicated in our response to #5 below and in our letter dated December 15, 2006); [***].

Although this approach does allocate value to the pre-settlement trade secret misappropriation allegations, the Company believes that the alternative is potentially flawed in regard to the value associated with the pre-settlement trade secret misappropriation allegations. [***] However, as discussed in our letter to the Staff dated March 9, 2006, the Company noted that, in fact, there are many legal means by which an entity may obtain access to trade secrets that another party claims as its own. Further, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company. As such, the Company is not able to identify which trade secrets, if any, it has infringed upon, thus creating inherent uncertainty in estimating the fair value of settling the pre-settlement trade secret misappropriation allegations.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

The Company acknowledges that others may take the view that if the trade secret misappropriation allegations cannot be sufficiently measured, one alternative would include expensing the full settlement amount immediately. [***]

The Company does not believe that such a conclusion reflects the economic substance of the transaction as the Company did, in fact, obtain something of value in the patent license portfolio. This patent license portfolio, as it currently exists and which will be expanded upon as TSMC develops additional patents in the future, [***]. To expense the full amount of the settlement amount would result in the inappropriate matching of revenues and expenses in future periods and would inappropriately inflate the Company’s results of operations as well as inflate the net loss incurred in fiscal 2004.

2. Pre-settlement Contingencies Viewed as a Single Element

As previously noted, the Company believes that the settlement of the pre-settlement allegations of misappropriation have value and should be considered collectively as a single element (settlement of past allegations). In support of this, the Company and its accredited appraisers believe that it is not practical nor is it common to assign value to items that cannot be economically measured (i.e. the settlement of a claim). For an item to be assigned a value, the item must have an attribute for which benefits can be estimated with reasonable reliability. It is virtually impossible to estimate the duration of the trial or trials, the probability of appeals, the legal cost, the disruption of the business of both companies, as well as the effect of the trial and disruption of the business on the relative market shares held by the two companies.

As a result, the Company does not believe that a quantifiable value can be practically and effectively attributed individually to the settlement of the allegations with TSMC relating to the alleged misappropriation of trade secrets and patent license portfolio. As such, an alternative to allocating the settlement amount entails an allocation of the identifiable fair values (those associated with the pre- and post-settlement value of the patent license portfolio) to the pre- and post-settlement periods based on relative fair value. The Company and its accredited appraisers believe that this alternative is consistently employed in practice. The financial impact of applying this methodology, which is the alternative adopted by the Company, has been described in our letter to the Staff dated March 9, 2006 and is further discussed below (in the context of materiality). The Company believes that this methodology is appropriate as it considers the value of settling the litigation as a whole, while removing the uncertainty associated with valuing the pre-settlement trade secret misappropriation allegations. In addition, this alternative also defers an amount to future periods, [***].

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

In regard to the aforementioned alternatives, we respectfully advise the Staff that we also considered various means of allocating the present value of the Settlement Agreement amount, including the residual value and reverse residual value methods, in an effort to assign a value to the pre-settlement period. We determined that the residual method was not appropriate [***]. In regard to the reverse residual method, we analogized to existing U.S. revenue recognition principles, such as SOP 97-2 and EITF 00-21, which expressly prohibit the use of such a method.

5.	Clarify the means by which you evaluated the materiality of the misstatement in 2006.

U.S. dollar amounts discussed below are discussed in terms of 000’s.

[***] The Company believes that the 2004 and 2005 misstatements should be viewed collectively [***] in evaluating the rollforward impact on the 2006 financial statements as (1) the adjustments stem from the same misstatement and (2) the amount of the misstatement in 2005 is partially attributable to the 2004 misstatement (via an incremental increase in amortization expense). As discussed below, the Company does not believe that this amount is quantitatively or qualitatively material. In addition, the Company notes that if the rollforward impact were further combined with the impact of recording the incremental amortization expense in 2006 [***], the total impact of our proposed accounting would be [***]. The Company believes that this amount is quantitatively and qualitatively immaterial.

Also, it appears that in its evaluation of the materiality of the financial statement misstatements, the Company has determined that qualitative factors are able to override a qualitatively material [***] misstatement. Please explain.

In coming to this conclusion, the Company considered the guidance contained in Staff Accounting Bulleting Topic 1.M, “Materiality”. In doing so, the Company noted the Staff’s comments on using a numerical “rule-of-thumb” (i.e. 5%), which state:

“….But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.” (emphasis added).

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Topic 1.M further quotes FASB Concepts Statement 2, which states the essence of the concept of materiality as follows:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” (emphasis added)

It is acknowledged that a quantitatively material misstatement may not be overcome by consideration of qualitative factors. However, based upon the above guidance, it is believed that the misstatements are quantitatively immaterial. The Company does not believe that a reasonable person would have considered the misstatements important and, more specifically, that the judgment of a person relying on such reports would have been changed as a result of inclusion of these misstatements. To confirm this view, the Company further analyzed the qualitative factors described in Topic 1.M, which are discussed in our response to question #5 of our letter to the Staff dated March 9th, 2007. Additionally, the Company notes the wide swings in both significant net income and net loss during 2004 through 2006. Such significant variability would make it difficult for a reasonable person to make a reasonable assumption as to trends or earnings. Therefore, the Company believes that the qualitative factors support its conclusion that the quantitative amount of the misstatement is not material to users of the Company’s financial statements.

Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-5080-2000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-5080-2000, extension 16081 or by fax at 011-8621-5080-3070.

Sincerely yours,

/s/ Morning Wu
Morning Wu
Acting Chief Financial Officer

cc:

Richard R. Chang

Anne Chen

Semiconductor Manufacturing International Corporation

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Carmen Chang

Michelle Edwards

Wilson Sonsini Goodrich & Rosati, P.C.

John Wilde

Rossana Ley

Deloitte Touche Tohmatsu CPA Ltd.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Exhibit 1

[***]

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Exihibit 2

[***]

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Exhibit 3

[***]

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Exhibit 4

[***]

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Exhibit 5

[***]

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Annex I

[***]

15